FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 07, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1-31232

Commission file number: ~~333-14278~~

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X. . . .

At its meeting held in Moscow on April 25, 2002, the Board of Directors of OAO WBD Foods approved the following transaction involving interested parties:

1) a suretyship guarantee issued by OJSC WBD Foods to ING Bank (Eurasia) ZAO on behalf of OJSC Timashevsk Dairy Plant to secure performance by same of its monetary obligations under a credit agreement with ING Bank (Eurasia) ZAO for the amount of €3,302,250.00 (beneficiary: OJSC Timashevsk Dairy Plant).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Mikhail V. Dubinin
Title: Deputy Chairman of the Management Board

Date: May 07, 2002